LIBERTY INTERACTIVE ENTERS INTO AGREEMENT TO ACQUIRE GENERAL COMMUNICATION, INC., COMBINE WITH
LIBERTY VENTURES GROUP AND SPLIT-OFF COMBINED COMPANY FROM
LIBERTY iNTERACTIVE

QVC GROUP TO BECOME ASSET-BACKED STOCK

Englewood, Colorado, and Anchorage, Alaska April 4, 2017 - Liberty Interactive Corporation (“Liberty Interactive”) (Nasdaq: QVCA, QVCB, LVNTA, LVNTB) and General Communication, Inc. (“GCI”) (Nasdaq: GNCMA) today announced that they have entered into a definitive agreement (the "Agreement") whereby Liberty Interactive will acquire GCI through a reorganization in which certain Liberty Ventures Group (“Liberty Ventures”) assets and liabilities will be contributed to GCI in exchange for a controlling interest in GCI. Liberty Interactive will then effect a tax-free separation of its controlling interest in the combined company (to be named GCI Liberty, Inc. (“GCI Liberty”)) to the holders of Liberty Ventures common stock in full redemption of all outstanding shares of such stock.

“We are pleased to announce this transaction with GCI,” said Greg Maffei, Liberty Interactive President and CEO. “GCI is the largest communications provider in Alaska, generates solid cash flow with upside potential and is a strong fit with the largest businesses in Liberty Ventures. This transaction will ultimately create a standalone Liberty Ventures, reducing the tracking stock discount and enabling an asset-backed QVC Group.”

“This transaction with Liberty Interactive brings GCI back full circle, as GCI was part of TCI until 1986. We couldn’t think of a better owner, and look forward to being the largest operating asset within GCI Liberty,” said Ron Duncan, GCI President and CEO. “We will continue to run the company with our focus on providing the best value for Alaska customers, offering opportunities for our employees and investing wisely in the Alaska market.”

Liberty Interactive believes the creation of GCI Liberty will provide the following benefits:

•	Reduce Liberty Ventures tracking stock discount

•	Provide greater flexibility for GCI Liberty to pursue future strategic transactions

•	Produce strong free cash flow allowing for potential stock repurchases

•	Establish a strong currency that will be a more effective tool for management compensation and retention

•	Provide financial flexibility for future borrowings

Liberty Interactive believes an asset-backed QVC Group will provide the following benefits:

•	Establish leading pure play discovery based retail and eCommerce company

◦	Liberty Interactive expected to be renamed QVC Group, Inc.

•	Make QVC Group eligible for possible inclusion in stock indices through elimination of tracking stock structure

•	Reduce the tracking stock discount

•
Increase near-term and annual liquidity through reattribution (discussed below) of approximately $329 million(1) of cash and approximately $130 million annual free cash flow from tax savings related to exchangeable bonds that will grow

◦	Cash can be used for investments, stock repurchases and debt reduction

•	Establish a strong currency that will be a more effective tool for management compensation and retention and for potential future acquisitions

•	Maintain strong ability and liquidity to service all debt

GCI believes this transaction will provide the following benefits to its shareholders:

•	Provides immediate premium over GCI’s current stock price

•	Continued participation in the growth of the business through equity ownership of GCI Liberty

•	Increased scale and resources to execute on strategy

•	Tax efficient transaction

•	Diversifies business beyond Alaska

•	Increased liquidity with access to resources of larger company

Shareholders of GCI will receive total consideration of $32.50 per share comprised of $27.50 per share in GCI Liberty Class A common stock and $5.00 in newly issued Series A preferred shares, based on a Liberty Ventures reference price of $43.65. The Series A preferred shares will accrue dividends at an initial rate of 5% per annum (which would increase to 7% in connection with a future reincorporation of GCI Liberty in Delaware) and will be redeemable upon the 21st anniversary of the closing. There will be no premium paid on the GCI Class B shares. The transaction represents an undiluted enterprise value for GCI of $2.68 billion and undiluted equity value of $1.12 billion. GCI Liberty will remain an Alaska corporation as of the closing; however, it is currently contemplated that as soon as practicable following the closing, a special meeting of GCI Liberty shareholders will be called for the purpose of voting upon a proposal to reincorporate in Delaware.

Upon completion of the contribution of Liberty Interactive’s entire equity interests in Liberty Broadband, Charter, LendingTree, Inc., together with the Evite operating business and certain other assets and liabilities (including, subject to certain conditions, the FTD Companies, Inc. equity interest), Liberty Interactive will acquire a 77% undiluted equity interest and 84% undiluted voting interest in GCI Liberty, comprised of a number of shares of GCI Liberty Class A common stock and GCI Liberty Class B common stock equal to the number of shares of Liberty Ventures Series A and Series B common stock, respectively, outstanding as of the contribution. Promptly following the contribution, holders of Liberty Ventures common stock will receive one share of the corresponding series of GCI Liberty common stock in redemption for each share of Liberty Ventures stock held at the time of the redemption. As a result, upon completion of the transaction, former GCI shareholders will own 23% of the undiluted equity and 16% of the undiluted voting power of GCI Liberty, and former Liberty Ventures shareholders will own the remaining equity and voting interests in GCI Liberty. GCI Liberty’s Class A common stock, Class B common stock and Series A preferred stock are expected to be listed on The Nasdaq Stock Market under the symbols “GLIBA,” “GLIBB” and “GLIBP,” respectively. It is currently contemplated that, prior to the completion of the contribution, the following assets and liabilities, among others, will be reattributed from Liberty Ventures to QVC Group:

•	Exchangeable debentures with maturities in 2029, 2030, 2031 and 2043, including tax attributes and recapture liabilities, and certain of the exchangeable bonds maturing in 2046 (as described below)

•	Portfolio of green energy investments

•	Approximately $329 million in cash (based on current valuations)(1)

•	Liberty Interactive’s entire equity interest in ILG (currently 16.6 million shares)

•	Tax attributes related to equity awards from prior spins

•	De Minimis amounts of Time Inc. and Time Warner Inc. shares

Also, prior to the split-off of GCI Liberty, GCI Liberty intends to execute and draw down in full on a $500 million margin loan against its 42.7 million Series C shares of Liberty Broadband. Concurrent with the split-off, a portion of proceeds drawn on the margin loan may be distributed to Liberty Interactive to be used within one year for the repurchase of QVC Group stock or to pay down debt. The amount of such proceeds depends upon the portion of Liberty Interactive’s 1.75% Charter exchangeable debentures that are not exchanged for mirror debentures of GCI Liberty (as described below).

After the transaction, total debt at GCI Liberty is expected to consist of the $500 million margin loan against Liberty Broadband shares, $750 million of Liberty Interactive’s 1.75% Charter exchangeable debentures (other than debentures not exchanged as described below) and approximately $1.5 billion of existing GCI debt.

The split-off of Liberty Interactive’s interest in GCI Liberty is expected to be completed by the first quarter of 2018. The completion of the GCI acquisition and split-off are subject to certain conditions, including (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (ii) regulatory approvals, including from the Federal Communications Commission and the Regulatory Commission of Alaska, (iii) approval by 2/3 of the outstanding voting power of GCI, together with 2/3 of each of the GCI Class A common stock and GCI Class B common stock, and (iv) approval by a majority of the outstanding voting power of the Liberty Ventures Group common stock present and entitled to vote on the redemption. Donne Fisher, former Chairman of the Board of GCI, and Ron Duncan, GCI’s President and CEO, will join the GCI Liberty Board of Directors.

In connection with the closing, Liberty Interactive will offer to exchange any or all of its outstanding 1.75% Charter exchangeable debentures due 2046 for mirror debentures of GCI Liberty. After closing, QVC Group will guarantee GCI Liberty’s payment obligations under the mirror debentures through October 5, 2023 (including any payment obligations relating to mirror debentures that are put, exchanged or redeemed on or before such date) in exchange for a guarantee fee, and GCI Liberty and LV Bridge LLC (a subsidiary of GCI Liberty) will provide an indemnity to QVC Group for any payments made in respect of the guarantee, supported by a negative pledge by LV Bridge LLC on the portion of the Charter shares referenced by the mirror debentures. With respect to any Liberty Interactive exchangeable debentures not tendered in the exchange offer, GCI Liberty will provide to QVC Group an indemnity with respect to any payments made by QVC Group in excess of stated principal and interest to any holder of the exchangeable debentures that exercises its exchange right under the terms of the debentures.

The repurchase authorization for Liberty Interactive as of February 1, 2017 was approximately $1,026 million, of which $376 million can be applied to repurchases of either QVC Group or Liberty Ventures stock and $650 million can only be applied to Liberty Ventures stock.

J.P. Morgan is serving as financial advisor and Baker Botts LLP is serving as legal advisor to Liberty Interactive.

Important Notice: Liberty Interactive (Nasdaq: QVCA, QVCB, LVNTA, LVNTB) President and CEO, Greg Maffei and General Communication, Inc. (Nasdaq: GNCMA) President and CEO, Ron Duncan, will discuss this transaction in a conference call which will begin at 9:00 a.m. (E.S.T.) on April 4, 2017. The call can be accessed by dialing (800) 274-0251 or (719) 457-2086, with participant passcode 4758381 at least 10 minutes prior to the start time. An accompanying presentation will be posted to the Liberty Interactive website prior to the call. The call will also be broadcast live across the Internet and archived on our website. To access the webcast go to http://www.libertyinteractive.com/events. Links to this press release will also be available on Liberty Interactive's website.

Forward-Looking Statements
This press release includes certain forward-looking statements, including statements about the proposed acquisition of GCI by Liberty Interactive and the proposed split-off of Liberty Interactive’s interest in GCI

Liberty (the “proposed split-off” and together with the proposed acquisition of GCI, the “proposed transactions”), the timing of the proposed transactions, the contemplated reincorporation of GCI Liberty, the proposed reattribution of assets and liabilities at Liberty Interactive in connection with the proposed transactions, the renaming of Liberty Interactive, GCI Liberty’s entry into a margin loan arrangement prior to the completion of the proposed split-off, Liberty Interactive’s anticipated offer to exchange any or all of its outstanding 1.75% Charter exchangeable debentures, the realization of estimated synergies and benefits from the proposed transactions, business strategies, market potential, future financial prospects and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed transactions. These forward-looking statements speak only as of the date of this press release, and each of Liberty Interactive and GCI expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s or GCI’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive and GCI, including the most recent Forms 10-K, for additional information about Liberty Interactive and GCI and about the risks and uncertainties related to the business of each of Liberty Interactive and GCI which may affect the statements made in this press release.

Additional Information
Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of GCI Liberty, GCI common stock or any of Liberty Interactive’s tracking stocks. The offer and sale of shares in the proposed transactions will only be made pursuant to GCI Liberty’s effective registration statement. Liberty Interactive stockholders, GCI stockholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus to be filed regarding the proposed transactions and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transactions. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. GCI investors can access additional information at ir.gci.com.

Participants in a Solicitation
The directors and executive officers of Liberty Interactive and GCI and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the proposed transactions. Information regarding the directors and executive officers of Liberty Interactive is available in its definitive proxy statement, which was filed with the SEC on July 8, 2016, and certain of its Current Reports on Form

8-K. Information regarding the directors and executive officers of GCI is available as part of its Form10-K filed with the SEC on March 2, 2017. For other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the foregoing to be filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

About Liberty Interactive Corporation
Liberty Interactive Corporation operates and owns interests in a broad range of digital commerce businesses. Those businesses are currently attributed to two tracking stock groups: the QVC Group and the Liberty Ventures Group. The businesses and assets attributed to the QVC Group (Nasdaq: QVCA, QVCB) consist of Liberty Interactive Corporation's subsidiaries, QVC, Inc. and zulily, llc, and its interest in HSN, Inc., and the businesses and assets attributed to the Liberty Ventures Group (Nasdaq: LVNTA, LVNTB) consist of all of Liberty Interactive Corporation's businesses and assets other than those attributed to the QVC Group, including its interests in Liberty Broadband Corporation and FTD, Liberty Interactive Corporation's subsidiary Evite, and minority interests in ILG, Lending Tree and Charter Communications.

About General Communication, Inc.
GCI is the largest communications provider in Alaska, providing data, wireless, video, voice, and managed services to consumer and business customers throughout Alaska and in the lower 48 states. Headquartered in Alaska, GCI has delivered services for nearly 40 years to some of the most remote communities and in some of the most challenging conditions in North America. Learn more about GCI at www.gci.com.

Liberty Interactive Corporation
Contact: Courtnee Chun (720) 875-5420

General Communication, Inc.
Investor Contact: Kyle Jones (907) 868-7105
Media Contact: Heather Handyside (907) 301-3481

(1) Exact cash amount to be determined at closing.